Exhibit 99.A

VIA FACSIMILE AND OVERNIGHT MAIL

November 1, 2005

Mr. Jay S. Sidhu

Chairman, President and Chief Executive Officer

Sovereign Bancorp, Inc.

Centre Square East

1500 Market Street, ML 400

Philadelphia, PA 19102

Dear Jay:

In recent days you have variously characterized our statements and communications regarding the Company as unfair and baseless.

Your comments imply that you have information that can explain, clarify, or otherwise illuminate some of the points we have raised in our recently filed preliminary proxy statement and elsewhere.

As you are aware, we have formerly requested such information on several occasions over the past several months.  Most recently, we requested this information in a formal letter dated October 20, 2005, to Mr. Dan Rothermel, the Company’s lead director, of which you were provided a copy.   We have also urged you, to the extent appropriate, to disclose any such information to all Sovereign shareholders.

Unfortunately, until you provide us and your other shareholders with clarifying information, we must rely on Sovereign’s public disclosures and the words of the Company’s management, including your financial staff.

If you have reason to believe that we should not rely on Sovereign’s public disclosures or statements, or that our interpretation of the information provided is erroneous, you can easily correct this and we would welcome the additional information.

Again, we strongly urge you and the Company’s Board of Directors to make full and thorough disclosure of all matters raised in our preliminary proxy statement.  This disclosure would be welcomed by all of your shareholders and would allow us to have a clearer understanding of the underlying facts.

Thank you for considering this request.

Sincerely,

Ralph V. Whitworth
Principal

Cc: Sovereign Bancorp, Inc. Board of Directors